May 20, 2005



Mail Stop 04-08

By U.S. Mail and facsimile to (540) 687-3739

Mr. Joseph L. Boling
Chairman, President, and CEO
Middleburg Financial Corporation
111 West Washington Street
Middleburg, Virginia 20117


Re:	Middleburg Financial Corporation
	Form 10-K for the fiscal year ended December 31, 2004
	Filed March 16, 2005

      Forms 10-Q for fiscal 2005
	File Number: 000-24159


Dear Mr. Boling:


      We have reviewed your response letter dated April 27, 2005 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-K; filed on March 16, 2005

Notes to the Consolidated Financial Statements

Note 11 - Related Party Transactions - page F-27

1. We note your response to our original comment 1 in which you state that you began purchasing residential real estate loans from Southern
Trust Mortgage, LLC beginning in May 2004. Also footnote 21 states that you acquired a 40% interest in Southern Trust Mortgage, LLC in
April 2003 and page 29 of your filing states this entity closed $990.3 million in loans during 2004. In future filings, please revise your related party footnote to include enhanced disclosures of your material transactions with Southern Trust Mortgage, LLC in accordance with paragraphs 2 through 4 of SFAS No. 57.


2. We note in your supplemental response that you began adopting the provisions of SFAS No. 91 due to the nature and timing of the agreement with Southern Trust Mortgage, LLC, which was determined to have a material impact on your financial statements. Please supplementally provide to us the following:

* Quantify the income statement impact, prior to your adoption of SFAS No. 91, recognizing loan origination and commitment fees and direct loan originations costs into earnings. Please include all periods from inception to date in your response to us;
* Provide to us your materiality assessment performed which allowed you to conclude that the impact on the prior periods of not adopting
SFAS No. 91 was immaterial. Specifically, include the guidance provided in SAB Topic 1:M in your response;
* Explain to us how you were able to conclude that amortizing these fees over the life of the loan on a straight line basis is in accordance with SFAS No. 91.




* * * * *
       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Furnish a cover letter that keys your responses to our comments and tell us of your intent to provide the requested disclosures in future filings. Detailed letters greatly facilitate our review. Please file your response letter on EDGAR.
Please understand that we may have additional comments after reviewing your responses to our comments.



      You may contact John Spitz, Staff Accountant at (202) 551-
3484
or me at (202) 551-3492 with any other questions.


Sincerely,


John P. Nolan
Accounting Branch Chief

??

??

??

??

Mr. Joseph L. Boling
Middleburg Financial Corporation
Page 1 of 3